

13010517



19
3/5/13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
| Estimated average burden Hours per response | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 44347 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YYY) AND ENDING 12/31/12 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WINSLOW, EVANS & CROCKER, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESSS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.)

175 FEDERAL STREET
(No. and Street)

| BOSTON | MA | 02110 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT MALONEY — 617-896-3550
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LARRY D. LIBERFARB, P.C.
(Name – if individual, state first, last, middle name)

| 11 VANDERBILT AVENUE SUITE 220 | NORWOOD | MA | 02062 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its properties

| FOR OFFICAL USE ONLY |
|---|
| |

**Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17-a-8(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.**

3/5/13

## OATH OR AFFIRMATION

I, ROBERT MALONEY ,swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WINSLOW, EVANS & CROCKER, INC. , as of DECEMBER 31 , 20 12 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified soley as that of A customer, except as follows:

____________________

Signature

PRESIDENT

Title

Notary Public


IRINA KLEBANOV
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires June 21, 2013

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control requirements Under Rule 15c2-3.
- ☒ (j) A Reconciliation. Including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# WINSLOW, EVANS & CROCKER, INC.

# AND SUBSIDIARY

# FINANCIAL STATEMENTS

# DECEMBER 31, 2012

LARRY D. LIBERFARB, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

# Independent Auditor's Report

To the Board of Directors of
Winslow, Evans & Crocker, Inc.

## Report on the Financial Statements

We have audited the accompanying consolidated statement of financial condition of Winslow, Evans & Crocker, Inc. and Subsidiary (the Company) as of December 31, 2012, and the related consolidated statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

## Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

## Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Opinion**

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Winslow, Evans & Crocker, Inc., and Subsidiary as of December 31, 2012, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.



Norwood, Massachusetts
January 24, 2013

## WINSLOW, EVANS & CROCKER, INC. AND SUBSIDIARY
## STATEMENT OF FINANCIAL CONDITION
## December 31, 2012

### ASSETS

| | Allowable | Non-Allowable | Total |
|---|---|---|---|
| Cash | $ 666,066 | $ - | $ 666,066 |
| Receivable from broker-dealers and clearing organizations | 892,198 | 934 | 893,132 |
| Receivable from non-customers | 90,405 | 245,763 | 336,168 |
| Securities owned: | | | |
| Marketable securities, trading, at market value | 2,989,884 | - | 2,989,884 |
| Marketable securities, available for sale, at market value | 473,941 | - | 473,941 |
| Not readily marketable equity securities, at estimated fair value | 4,430 | 243 | 4,673 |
| Property and equipment, at cost, less accumulated depreciation of $524,440 | - | 63,316 | 63,316 |
| Other assets | - | 232,270 | 232,270 |
| | $ 5,116,924 | $ 542,526 | $ 5,659,450 |

The accompanying notes are an integral part of these financial statements.

**WINSLOW, EVANS & CROCKER, INC. AND SUBSIDIARY**
**STATEMENT OF FINANCIAL CONDITION**
**December 31, 2012**

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | A.I. Liabilities | Non A.I. Liabilities | Total |
|---|---|---|---|
| Liabilities: | | | |
| Payable to broker-dealers and clearing organizations | $ 292 | $ 2,069,262 | $ 2,069,554 |
| Securities sold, not yet purchased, at market value | - | 29 | 29 |
| Subordinated loans | - | 550,000 | 550,000 |
| Income taxes payable | 6,000 | - | 6,000 |
| Accounts payable, accrued expenses, and other liabilities | 892,043 | 40,000 | 932,043 |
| | 898,335 | 2,659,291 | 3,557,626 |
| Stockholders' equity: | | | |
| Common stock, no par value, 200,000 shares authorized, 19,590 shares issued and outstanding | 1,393 | - | 1,393 |
| Additional paid-in capital | 1,724,140 | - | 1,724,140 |
| Unrealized gain on securities available for sale | 27,373 | - | 27,373 |
| Retained earnings | 694,272 | - | 694,272 |
| Less 1,816 shares of common stock in treasury, at cost | (345,354) | - | (345,354) |
| Total stockholders' equity | 2,101,824 | - | 2,101,824 |
| | $ 3,000,159 | $ 2,659,291 | $ 5,659,450 |

The accompanying notes are an integral part of these financial statements.

**WINSLOW, EVANS & CROCKER, INC. AND SUBSIDIARY**
**STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY**
**For the Year Ended December 31, 2012**

| | Common Stock | Additional Paid-In Capital | Unrealized Gain (Loss) on Securities Available for Sale | Retained Earnings | Treasury Stock | Total |
|---|---|---|---|---|---|---|
| Balance at January 1, 2012 | $ 1,384 | $ 1,624,156 | $ 35,743 | $ 658,658 | $ (60,526) | $ 2,259,415 |
| Net income | | | | 35,614 | | 35,614 |
| Change in unrealized gain (loss) on securities available for sale | | | (8,370) | | | (8,370) |
| Additional Paid In Capital | | 99,984 | | | | 99,984 |
| Issuance of additional shares of stock | 9 | | | | | 9 |
| Redemption of stock | | | | | (284,828) | (284,828) |
| Balance at December 31, 2012 | $ 1,393 | $ 1,724,140 | $ 27,373 | $ 694,272 | $ (345,354) | $ 2,101,824 |

The accompanying notes are an integral part of these financial statements.

**WINSLOW, EVANS & CROCKER, INC. AND SUBSIDIARY**
**STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS**
**For the Year Ended December 31, 2012**

| | |
|---|---|
| Subordinated borrowings at January 1, 2012 | $ - |
| Increases: | |
| Issuance of subordinated notes | 550,000 |
| Decreases: | |
| Payments of subordinated notes | - |
| Subordinated borrowings at December 31, 2012 | $ 550,000 |

The accompanying notes are an integral part of these financial statements.

**WINSLOW, EVANS & CROCKER, INC. AND SUBSIDIARY**
**STATEMENT OF CASH FLOWS**
**For the Year Ended December 31, 2012**

| | |
|---|---|
| Cash flows from operating activities: | |
| Net income | $ 27,244 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Depreciation | 23,234 |
| (Increase) decrease in operating assets: | |
| Increase in receivable from broker-dealers | (106,745) |
| Increase in receivable from non-customers | (86,536) |
| Increase in marketable securities | (2,556,984) |
| Decrease in non-marketable securities | 24,890 |
| Increase in other assets | (4,922) |
| (Decrease) increase in operating liabilities: | |
| Increase in payable to broker-dealers and clearing organizations | 2,062,634 |
| Decrease in securities sold, not yet purchased, at market value | (56) |
| Increase in income taxes payable | 4,081 |
| Increase in accounts payable, accrued expenses, and other liabilities | 191,708 |
| Total adjustments | (448,696) |
| Net cash from operating activities | (421,452) |
| Cash flows from investing activities: | |
| Purchase of property and equipment | (7,110) |
| Cash flows from financing activities: | |
| Proceeds from subordinated loans | 550,000 |
| Issuance of common stock and additional paid-in capital | 99,993 |
| Redemption of common stock | (284,828) |
| | 365,165 |
| Decrease in cash | (63,397) |
| Cash at January 1, 2012 | 729,463 |
| Cash at December 31, 2012 | $ 666,066 |
| Cash paid during the year for: | |
| Interest | $ 3,289 |
| Income taxes | $ 58,039 |

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

## WINSLOW, EVANS & CROCKER, INC. AND SUBSIDIARY

### Notes To Consolidated Financial Statements

### December 31, 2012

## NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a Massachusetts corporation.

The Subsidiary is engaged in the sale of life insurance products. It has an insurance license issued by the Commonwealth of Massachusetts. The Subsidiary is also a Massachusetts corporation.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements include the accounts of the Company and it's wholly-owned subsidiary. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, and investment advisory businesses. All material intercompany balances and transactions are eliminated in consolidation.

Securities Transactions and Revenue Recognition

The Company's customers' securities transactions are recorded on the settlement date basis. The related commission income and expenses are also recorded on the settlement date basis.

The Subsidiary earns commissions from the sale of insurance policies. Commission revenue is recognized as commissions are received.

Marketable Securities

Marketable securities are valued at market, cost is determined on the specific identification method.

At December 31, 2012, marketable securities classified as trading had gross unrealized gains of $53,086 and gross unrealized losses of $9,609.

Marketable securities classified as available for sale had net unrealized losses of $8,370. This net loss was reflected as a component of other comprehensive income.

Depreciation

Depreciation is provided for on the accelerated basis using estimated lives of five to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement, or the term of the lease.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising
The Company expenses advertising and promotion costs as incurred.

Income Taxes
The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expense or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

## NOTE 3 - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company had net capital of $1,864,242 which was $1,764,242 in excess of its required net capital of $100,000. The Company's net capital ratio was .48 to 1.

## NOTE 4 – OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company's customers' securities transactions are introduced on a fully disclosed basis with another clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

## NOTE 4 – OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK (Continued)

The Company at times maintains cash in bank accounts in excess of the established limit insured by the Federal Deposit Insurance Corporation (FDIC).

The Company maintains cash and securities in excess of the established limit insured by the Securities Investors Protection Corp (SIPC).

## NOTE 5 – EMPLOYEE BENEFITS

The Company has a 401(k) savings plan, which covers substantially all employees who meet minimum age and service requirements. The Company at its discretion may match employee contributions to the plan. For the year ending December 31, 2012, the Company's matching contribution amounted to $34,713.

## NOTE 6 – INCOME TAXES

Income tax expense consisted of the following:

| | |
|---|---|
| Federal | $ 20,145 |
| State | 24,684 |
| Income tax expense | $ 44,829 |

## NOTE 7 – RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from broker-dealers and clearing organizations at December 31, 2012, consist of the following:

| | |
|---|---|
| Cash in various accounts held at clearing brokers | $ 868,787 |
| Commissions receivable | 24,345 |
| | $ 893,132 |

## NOTE 8 – PROPERTY AND EQUIPMENT

As of December 31, 2012 major classes of property and equipment consisted of the following:

| | |
|---|---|
| Computer equipment | $ 284,080 |
| Furniture and fixtures | 265,701 |
| Leasehold Improvements | 37,968 |
| | 587,756 |
| Less: Accumulated depreciation | 524,440 |
| | $ 63,316 |

Depreciation expense for 2012 was $23,234.

## NOTE 9 – LONG TERM LEASES

The Company leases office space at the rate of $55,966 per month. The leases expire between April 2013 and February 2015. The leases also have clauses for excess operating expenses charges. Rent expense for 2012 was $704,434.

Future minimum lease payments for non-cancelable operating leases at December 31, 2012 are as follows...

| Year ended December 31, | |
|---|---|
| 2013 | $ 618,150 |
| 2014 | 607,939 |
| 2015 | 6,657 |
| | $ 1,232,746 |

## NOTE 10 – SUBORDINATED BORROWINGS

The borrowings under subordination agreements at December 31, 2012 are due January 2017, Interest on the loans is at the rate of 10%.

The subordinated borrowings are with related parties and are available in computing net capital under the SEC's uniform net capital rule.

## NOTE 11 – FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
>
> Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
>
> Level 3 are unobservable inputs for the asset or liability and rely on management's own assumption about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

A qualifying asset or liability's level within the framework is based upon the lowest level of any input that is significant to the fair value measurement. The Company's qualifying assets or liabilities are recorded at fair value using Level 1 inputs.

## NOTE 12 – UNCERTAINTY IN INCOME TAXES

Effective January 1, 2009, the Company adopted ASC Topic 740-10 Accounting for Uncertainty in Income Taxes, which required the Company to report any uncertain tax positions and to adjust its financial statements for the impact thereof. As of December 31, 2012, the Company determined that it had no tax positions that did not meet the "more likely than not" threshold of being sustained by the applicable tax authority. The Company files taxes and information returns in the United States Federal and Massachusetts state jurisdictions. These returns are generally subject to examination by the authorities for the last three years.

## NOTE 13 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through January 24, 2013, the date on which the financial statements were available to be issued. There were no subsequent events that require adjustment or disclosure in the financial statements.

# WINSLOW, EVANS & CROCKER, INC.

# AND SUBSIDIARY

# SUPPLEMENTARY SCHEDULES

# DECEMBER 31, 2012

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

**Independent Auditor's Report on**
**Supplementary Information Required by Rule 17a-5 of the**
**Securities and Exchange Commission**

To the Board of Directors of
Winslow, Evans & Crocker, Inc.

We have audited the accompanying consolidated financial statements of Winslow, Evans & Crocker, Inc. and Subsidiary as of and for the year ended December 31, 2012, and have issued our report thereon dated January 24, 2013. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Norwood, Massachusetts
January 24, 2013

**SCHEDULE I**
**WINSLOW, EVANS & CROCKER, INC., AND SUBSIDIARY**
**COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL**
**PURSUANT TO RULE 15c3-1**

**DECEMBER 31, 2012**

| | |
|---|---|
| Aggregate indebtedness: | |
| Payable to broker-dealers and clearing organizations | $ 292 |
| Income taxes payable | 6,000 |
| Accounts payable, accrued expenses and other liabilities | 892,043 |
| Total aggregate indebtedness | $ 898,335 |
| | |
| Net capital: | |
| Common stock | $ 1,393 |
| Additional paid-in capital | 1,724,140 |
| Retained earnings | 721,645 |
| Treasury stock | (345,354) |
| | 2,101,824 |
| | |
| Adjustments to net capital: | |
| Property and equipment | (63,316) |
| Other non allowable assets | (479,210) |
| Subordinated Loans | 550,000 |
| Haircuts and undue concentration | (245,056) |
| Net capital, as defined | $ 1,864,242 |
| | |
| Net capital requirement | 100,000 |
| | |
| Net capital in excess of requirements | $ 1,764,242 |
| | |
| Ratio of aggregate indebtedness to net capital | .48 to 1 |
| | |
| Reconciliation with the Company's computation (included in Part II of Form X-17A-5) as of December 31, 2012 | |
| Net capital, as reported in the Company's Part II A (unaudited) | |
| Focus Report | $ 1,872,893 |
| Net audit adjustments | (1,111) |
| Increase in non-allowables and haircuts | (7,540) |
| Net capital per above | $ 1,864,242 |

## SCHEDULE II

## WINSLOW, EVANS & CROCKER, INC. AND SUBSIDIARY

## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

## DECEMBER 31, 2012

The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

**Independent Auditor's Report on Internal Control Required by Rule 17a-5**

To the Board of Directors of
Winslow, Evans & Crocker, Inc.

In planning and performing our audit of the financial statements of Winslow, Evans & Crocker, Inc. (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordations required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we considered to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures, as described in the second paragraph of the report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Larry D. Liberfarb, P.C.
Norwood, Massachusetts
January 24, 2013

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

**Independent Auditor's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation**

To the Board of Directors of
Winslow, Evans & Crocker, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ending December 31, 2012, which were agreed to by Winslow, Evans & Crocker, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Winslow, Evans & Crocker, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7), Winslow, Evans & Crocker, Inc.'s management is responsible for the Winslow, Evans & Crocker, Inc.'s compliance with those requirements. The agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared amounts reported on the audited Form X-17A-5 for the period January 1, 2012 to December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the period ended December 31, 2012 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we

performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Norwood, Massachusetts
January 24, 2013

**WINSLOW, EVANS & CROCKER, INC. AND SUBSIDIARY**

**SCHEDULE OF ASSESSMENTS AND PAYMENTS**

**FOR THE YEAR ENDED DECEMBER 31, 2012**

| Payment Date | To Whom Paid | Amount |
|---|---|---|
| 7/26/2012 | SIPC | $ 11,792.00 |
| 1/30/2013 | SIPC | $ 12,291.00 |